Exhibit 99.2

Unaudited interim condensed

consolidated Financial

Statements

of Orion Engineered Carbons S.à r.l., Luxembourg,

as at June 30, 2014

Interim condensed consolidated statement of financial position of Orion Engineered Carbons S.à r.l.

as at June 30, 2014 – unaudited

		Jun 30, 2014	Dec 31, 2013
A S S E T S	Note	In EUR k	In EUR k
Non-current assets
Goodwill	5	48,512	48,512
Other intangible assets		117,239	125,501
Property, plant and equipment		330,438	333,454
Investment in joint ventures		4,608	4,608
Other financial assets	7	1,565	1,691
Other assets		3,265	4,119
Deferred tax assets	8	47,656	43,105

		553,283	560,990

Current assets
Inventories	6	142,948	123,171
Trade receivables		227,991	197,623
Emission rights		—	1,977
Other financial assets	7	1,037	637
Other assets		40,544	40,151
Income tax receivables	8	12,020	11,938
Cash and cash equivalents		42,845	70,478

		467,385	445,975

		1,020,668	1,006,965

		Jun 30, 2014	Dec 31, 2013
E Q U I T Y A N D L I A B I L I T I E S	Note	In EUR k	In EUR k
Equity
Subscribed capital		43,750	43,750
Reserves		(108,427)	(99,048)
Profit or loss for the period	3	(6,848)	(18,953)

		(71,525)	(74,251)

Non-current liabilities
Pension provisions		37,057	35,943
Other provisions		14,695	15,014
Liabilities to shareholders		259,768	256,161
Financial liabilities	7	480,347	538,175
Other liabilities		1,938	1,368
Deferred tax liabilities	8	42,880	43,797

		836,685	890,458

Current liabilities
Other provisions		32,884	44,268
Liabilities to banks		46,276	2,103
Trade payables		115,377	99,511
Other financial liabilities	7	15,279	15,828
Income tax liabilities	8	11,789	5,969
Other liabilities		33,903	23,079

		255,508	190,758

		1,020,668	1,006,965

Interim condensed consolidated income statements

of Orion Engineered Carbons S.à r.l.

for the six months ended June 30, 2014 and 2013 - unaudited

		Apr 1 to Jun 30, 2014	Apr 1 to Jun 30, 2013	Jan 1 to Jun 30, 2014	Jan 1 to Jun 30, 2013
	Note	In EUR k	In EUR k	In EUR k	In EUR k
Revenue	3	341,283	350,589	671,756	691,710
Cost of sales		(261,545)	(275,080)	(521,114)	(546,586)

Gross profit	3	79,738	75,509	150,642	145,124

Selling expenses		(26,014)	(23,964)	(50,395)	(47,690)
Research and development costs		(3,232)	(1,954)	(6,058)	(5,363)
General and administrative expenses		(13,484)	(12,033)	(25,792)	(25,503)
Other operating income	4	1,789	4,748	2,482	9,851
Other operating expenses	4	(11,980)	(13,222)	(15,595)	(22,324)

Operating result (EBIT)		26,817	29,084	55,284	54,095

Finance income	4	2,558	7,071	2,999	8,655
Finance costs	4	(30,893)	(29,111)	(55,126)	(64,686)
Share of profit or loss of joint ventures		82	14	165	98

Financial result		(28,253)	(22,026)	(51,962)	(55,933)

Profit or loss before income taxes		(1,436)	7,058	3,323	(1,838)

Income taxes	8	(5,010)	(8,038)	(10,171)	(5,632)

Profit or loss for the period		(6,446)	(980)	(6,848)	(7,470)

Net Earnings per Share (EUR per share)*		(0.15)	(0.02)	(0.16)	(0.17)

*	Based on 43,750,000 actual shares as of June 30, 2014.

Interim condensed consolidated statements of comprehensive income of Orion Engineered Carbons S.à r.l.

for the six months ended June 30, 2014 and 2013 – unaudited

	Apr 1 to Jun 30, 2014	Apr 1 to Jun 30, 2013	Jan 1 to Jun 30, 2014	Jan 1 to Jun 30, 2013
	In EUR k	In EUR k	In EUR k	In EUR k
Profit or loss for the period	(6,446)	(980)	(6,848)	(7,470)

Exchange differences on translation of foreign operations
Change in unrealized gains/losses	9,167	(15,326)	9,638	(12,177)

Unrealized net gains/losses on cash flow hedges
Change in unrealized gains/losses	—	201	—	498
Income tax effects	—	(60)	—	(149)

	—	141	—	349

Net other comprehensive income to be reclassified to profit or loss in subsequent periods	9,167	(15,185)	9,638	(11,828)

Actuarial gains (losses) on defined benefit plans
Change in unrealized gains/losses	(104)	—	(84)	2,490
Income tax effects	25	—	20	(747)

	(79)	—	(64)	1,743

Net other comprehensive income not to be reclassified to profit or loss in subsequent periods	(79)	—	(64)	1,743

Other comprehensive income, net of tax	9,088	(15,185)	9,574	(10,085)

Total comprehensive income (loss), net of tax	2,642	(16,165)	2,726	(17,555)

Interim condensed consolidated statements of cash flows

of Orion Engineered Carbons S.à r.l.

for the six months ended June 30, 2014 and 2013 – unaudited

	Jan 1 to Jun 30, 2014	Jan 1 to Jun 30, 2013
	In EUR k	In EUR k
Profit or loss for the period	(6,848)	(7,470)

Income taxes	(10,171)	(5,632)

Profit or loss before income taxes	3,323	(1,838)

Depreciation and amortization of intangible assets and property, plant and equipment	37,884	28,639
Other non-cash expenses/income	2,712	3,830
Increase/decrease in trade receivables	(26,005)	(22,500)
Increase/decrease in inventories	(18,341)	12,801
Increase/decrease in trade payables	14,645	25,491
Increase/decrease in provisions	(11,498)	(4,488)
Increase/decrease in other assets and liabilities that cannot be allocated to investing or financing activities	9,412	(8,697)
Finance income	(2,999)	(8,656)
Finance costs	55,126	64,686
Cash paid for income taxes	(10,375)	(16,203)

Cash flows from operating activities	53,884	73,065

Cash paid for the acquisition of intangible assets and property, plant and equipment	(19,568)	(38,472)

Cash flows from investing activities	(19,568)	(38,472)

Cash received from borrowings, net of transaction costs	43,965	8,469
Repayments of borrowings	(61,064)	—
Interest paid	(45,416)	(71,664)
Interest received	196	—

Cash flows from financing activities	(62,319)	(63,195)

Change in cash	(28,003)	(28,602)

Change in cash resulting from exchange rate differences	370	(1,838)
Cash and cash equivalents at the beginning of the period	70,478	74,862

Cash and cash equivalents at the end of the period	42,845	44,422

Composition of cash and cash equivalents

Bank balances and petty cash	42,845	44,422

Interim condensed consolidated statements of changes in equity of Orion Engineered Carbons S.à r.l.

for the six months ended June 30, 2014 – unaudited

In EUR k		Subscribed capital	Capital reserves	Translation reserve	Cash flow hedge reserve	Reserve for actuarial gains (losses) on defined benefit plans	Loss carried forward	Total reserves	Profit or loss for the period	Total equity
Jan 1 to Jun 30, 2013	As at Jan 01, 2013	43,750	55,842	2,243	32	(5,422)	(93,212)	(40,517)	—	3,233
	Profit or loss for the period	—		—		—		—	(7,470)	(7,470)
	Other comprehensive income, net of tax	—	—	(12,177)	349	1,743	—	(10,085)	—	(10,085)

	Total comprehensive income, net of tax	—	—	(12,177)	349	1,743	—	(10,085)	(7,470)	(17,555)

	Changes to the capital reserves	—	(36,723)	—	—	—	—	(36,723)	—	(36,723)

	As at Jun 30, 2013	43,750	19,119	(9,934)	381	(3,679)	(93,212)	(87,325)	(7,470)	(51,045)

Jan 1 to Jun 30, 2014	As at Jan 01, 2014	43,750	19,119	(18,437)	(1)	(6,517)	(112,165)	(118,001)	—	(74,251)
	Profit or loss for the period	—	—	—	—	—	—	—	(6,848)	(6,848)
	Other comprehensive income, net of tax	—	—	9,638	—	(64)	—	9,574	—	9,574

	Total comprehensive income, net of tax	—	—	9,638	—	(64)	—	9,574	(6,848)	2,726

	Changes to the capital reserves	—	—	—	—	—	—	—	—	—

	As at Jun 30, 2014	43,750	19,119	(8,799)	(1)	(6,581)	(112,165)	(108,427)	(6,848)	(71,525)

Notes to the unaudited interim condensed consolidated financial statements of Orion Engineered Carbons S.à r.l., Luxembourg, as at June 30, 2014

1.	Organization and principal activities	8
2.	Basis of preparation of the interim condensed consolidated financial statements	9
3.	Operating segment information	10
4.	Other operating income, other operating expenses, financial result	14
5.	Impairment	14
6.	Inventories	15
7.	Financial assets and liabilities	15
8.	Deferred and current taxes	17
9.	Contingent liabilities and other financial obligations	18
10.	Related parties	20
11.	Events after the reporting period	21

1.	Organization and principal activities

Orion Engineered Carbons S.à r.l. (formerly known as Kinove Luxembourg Holdings 2 S.à r.l., referred to as “Orion” or the “Company”) is entered in the commercial register of Luxembourg under no. B 160558; the Company’s registered office is in Luxembourg; its business address is 15, rue Edward Steichen, L-2540 Luxembourg.

Orion’s unaudited interim condensed consolidated financial statements comprise Orion and its subsidiaries (the “Orion Group” or the “Group”). Orion was incorporated on April 13, 2011. The parent’s fiscal year is the same as that of the Orion Group. The fiscal year is the calendar year.

On July 29, 2011, Orion completed the acquisition of the Carbon Black business of the Evonik Industries Group (Evonik) (the “Acquisition”). For this purpose, Rhône investors (Rhône Investors) and Triton investors (Triton Investors) (collectively the “Principal Shareholders”) and a co-investor founded Kinove Luxembourg Holdings 1 S.à r.l. (“Luxco1”) and other holding companies (including Orion). Orion is a leading global manufacturer of carbon black products and is based in Luxembourg. Carbon black is a powdered form of carbon that is used to create the desired physical, electrical and optical qualities of various materials. Carbon black products are primarily used as consumables and additives for the production of polymers, printing inks and coatings (“Specialty Carbon Black” or “Specialties”) and in the reinforcement of rubber polymers (“Rubber Carbon Black” or “Rubber”).

Specialty Carbon Black are high-tech materials which are mainly used for polymers, printing systems and coatings applications. The various production processes result in a wide range of different Specialty Carbon Black pigment grades with respect to their primary particle size, structure and surface area/surface chemistry. These parameters affect jetness, tinting strength, undertone, dispersibility, oil absorption, electrical conductivity and other characteristics.

The types of Rubber Carbon Black used in the rubber industry are manufactured according to strict specifications and quality standards. Here, structure and specific surface area are the key factors in optimizing reinforcement properties in rubber polymers.

As at June 30, 2014, Orion operates 13 wholly owned production facilities in Europe, North and South America, South Korea and South Africa and three sales companies. Another eleven holding companies and one service company also belong to the Orion Group.

Orion’s global presence enables it to supply Specialty Carbon Black customers as well as international customers in the tire and rubber industry with the full range of carbon black grades and particle sizes. Sales activities are supported by newly established sales and representative offices all around the globe. Integrated sales activities with key account managers and customer services are carried out in the US, Brazil, South Korea, Germany and China.

The Group’s audited interim condensed financial statements were authorized for issue by management on September 2, 2014.

2.	Basis of preparation of the interim condensed consolidated financial statements

Basis of preparation

The interim condensed consolidated financial statements as at and for the six months period ended June 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB).

All IFRSs, interpretations (IFRICs, SICs) originated by the IFRS Interpretations Committee (IFRS IC, formerly International Financial Reporting Interpretations Committee) applicable for period ending as at June 30, 2014 have been applied.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Group’s annual financial statements as at December 31, 2013.

The interim condensed consolidated financial statements are prepared in Euros, the presentation currency of the Orion Group. Except where stated otherwise, all figures are presented in thousands of Euros (EUR k) for the sake of clarity. Due to rounding differences, figures in tables may differ slightly from the actual figures.

First-time adoption of accounting standards

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2013. The following amendments to IFRS standards which were adopted on January 1, 2014, did not have any impact on the accounting policies, financial position or performance of the Group:

•	IAS 32 Offsetting Financial Assets and Financial Liabilities - Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting.

•	IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The Group has not novated its derivatives during the current period.

•	IFRIC Interpretation 21 Levies (IFRIC 21)

IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified in the relevant legislation, occurs.

•	IFRS 3 Accounting for contingent consideration in a business combination – Amendment to IFRS 3

These amendments clarify that a contingent consideration in a business acquisition that is not classified as equity is subsequently measured at fair value through profit or loss whether or not it falls within the scope of IFRS 9 Financial Instruments.

•	IAS 40 Interrelationship of IFRS 3 and IAS 40 – Amendment to IAS 40

These amendments clarify the interrelationship of IFRS 3 and IAS 40 when classifying property as investment property or owner-occupied property. The description of ancillary services in IAS 40 differentiates between investment property and owner occupied property. IFRS 3 is used to determine if the transaction is the purchase of an asset or a business combination.

Accounting standards issued but not yet effective

By the time the Group’s interim condensed consolidated financial statements were published, the IASB had issued further accounting standards which were not yet effective in the current fiscal year. Any new accounting standards which are relevant for the consolidated financial statements of the Group will be adopted when they become effective.

The following relevant pronouncements by the IASB and IFRSIC were not effective as at the reporting date on June 30, 2014 and were not applied by the Group:

•	IFRS 9 Financial instruments

IFRS 9 issued on July 24 2014 replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 determines requirements for recognition and measurement, impairment, derecognition and general hedge accounting. The latest issued version supersedes all previous versions. IFRS 9 will be effective as of January 1, 2018.

The adoption of IFRS 9 will have an effect on the classification and measurement of Orion’s financial statements and potentially on the hedge accounting model used by the Group. When the final standard including the last phase is issued, Orion will analyze the overall effect in order to offer a comprehensive presentation.

•	IAS 19 Defined Benefit Plans: Employee Contributions (Amendments to IAS 19)

The narrow scope amendments apply to contributions from employees or third parties to defined benefit plans. The objective of the amendments is to simplify the accounting for contributions that are independent of the number of years of employee service, for example, employee contributions that are calculated according to a fixed percentage of salary. The amendments are effective from July 1, 2014. Orion does not expect a significant effect of these amendments on its financial statements.

•	IFRS 8 Operating Segments

As part of the annual improvement project, changes to IFRS 8 Operating segments were made. These amendments require entities to disclose those factors that are used to identify the entity’s reportable segments when operating segments have been aggregated and to clarify that a reconciliation of the total of the reportable segments’ assets to the entity’s assets should be disclosed, if that amount is regularly provided to the chief operating decision maker.

•	IFRS 15 Revenue from contracts with customers

The IASB issued IFRS 15 on May 28, 2014 which intends to combine and harmonize the revenue recognition methods issued in several standards and interpretations. IFRS 15 also determines the time and extent of revenue recognition. IFRS 15 replaces IAS 18 Revenue, IAS 11 Construction Contracts, IFRIC 13 Customer Loyalty Programs, IFRIC 15 Agreements for Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue-Barter Transactions. IFRS 15 will be effective as of January 1, 2017. Orion will analyze the overall effect in order to offer a comprehensive presentation.

3.	Operating segment information

Operating segments

The Group’s business is organized by product for corporate management purposes and has the following two reportable operating segments: “Rubber” and “Specialties”.

The executive management committee, which is comprised of the CEO, CFO and certain other senior management members is the chief operating decision maker in accordance with IFRS 8.7. The executive management committee monitors the operating segments’ results separately in order to facilitate decisions regarding the allocation of resources and determine the segments’ performance. The performance of the segments is assessed by reference to adjusted EBITDA as defined in the financing arrangement relating to the acquisition of shares (see below) and evaluated in accordance with the profit or loss. Group financing (including finance costs and finance income), non-recurring expenses and income, and income taxes are managed on a group basis and are not allocated to operating segments. The executive management committee does not review reportable segment asset or liability information for purposes of assessing performance or allocating resources.

Other adjustments are not allocated to the individual segments as the underlying financial instruments are managed on a group basis.

Segment reconciliation for the three months ended June 30, 2014 and 2013:

	In EUR k			In EUR k
	For the three months ended Jun 30,			For the three months ended Jun 30,
	2014			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	237,732	103,551	341,283	248,939	101,650	350,589
Cost of sales	(193,863)	(67,682)	(261,545)	(207,096)	(67,984)	(275,080)
Gross profit	43,869	35,869	79,738	41,843	33,666	75,509
Adjusted EBITDA	29,125	26,829	55,954	25,861	25,832	51,693
Adjusted EBITDA Margin	12.25%	25.91%	16.40%	10.39%	25.41%	14.74%

	In MT			In MT
Sales Volume	203.4	52.5	255.9	200.5	50.4	250.9

Segment reconciliation for the six months ended June 30, 2014 and 2013:

	In EUR k			In EUR k
	For the six months ended Jun 30,			For the six months ended Jun 30,
	2014			2013
	Rubber	Specialties	Total segments	Rubber	Specialties	Total segments
Revenue	466,177	205,579	671,756	492,138	199,572	691,710
Cost of sales	(383,710)	(137,404)	(521,114)	(412,603)	(133,983)	(546,586)
Gross profit	82,467	68,175	150,642	79,535	65,589	145,124
Adjusted EBITDA	53,445	52,524	105,969	47,434	49,529	96,963
Adjusted EBITDA Margin	11.46%	25.55%	15.77%	9.64%	24.82%	14.02%

	In MT			In MT
Sales Volume	401.8	103.4	505.2	397.6	95.6	493.2

The total contribution margin for the three months ended June 30, 2014 (three months ended June 30, 2013) amounted to EUR 109,000 (EUR 103,492). The total contribution margin in EUR/MT amounted to 426 EUR for the three months ended June 30, 2014 and 412 EUR for three months ended June 30, 2013. Contribution Margin represents revenue less variable costs such as cost of raw materials, packaging, utilities and distribution.

The total contribution margin for the six months ended June 30, 2014 (six months ended June 30, 2013) amounted to EUR 210,125 k (EUR 201,948). The total contribution margin in EUR/MT amounted to 416 EUR for the six months ended June 30, 2014 and 409EUR for six months ended June 30, 2013. Contribution Margin represents revenue less variable costs such as cost of raw materials, packaging, utilities and distribution.

Non-IFRS Financial Measures

Orion is focusing on Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA as measures of operating performance. Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA contained in this unaudited interim condensed consolidated Financial Statements have not been prepared in accordance with IFRS or the accounting standards of any other jurisdiction. Other companies may use similar non-IFRS financial measures that are calculated differently from the way Orion calculates these measures. Accordingly, Orion’s Contribution Margin, Contribution Margin per Metric Ton and Adjusted EBITDA may not be comparable to similar measures used by other companies and should not be considered in isolation, or construed as substitutes for, revenue, consolidated profit or loss for the period, operating result (EBIT), gross profit and other IFRS measures as indicators of the group’s results of operations in accordance with IFRS.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution Margin is calculated by subtracting variable costs (such as raw materials, packaging, utilities and distribution costs) from revenue. Contribution Margin per Metric Ton is calculated by dividing Contribution Margin by sales volume measured in metric tons. Contribution Margin and Contribution Margin per Metric Ton are believed to be useful since these measures indicating the portion of revenue that is not consumed by variable costs (such as raw materials, packaging, utilities and distribution costs) and therefore contributes to the coverage of all other costs and profits.

Adjusted EBITDA (Non-IFRS Financial Measure)

Orion’s Adjusted EBITDA is defined as operating result (EBIT) before depreciation and amortization, adjusted for acquisition related expenses, restructuring expenses, consulting fees related to Group strategy, share of profit or loss of associates and certain other items. Adjusted EBITDA is defined similarly in the indenture governing Orion’s indebtedness. Adjusted EBITDA is used by management to evaluate operating performance and supports the management decisions regarding allocation of capital because it excludes the effects of certain items that have less bearing on our underlying business performance. Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of financial results as reported under IFRS. Some of these limitations are: (a) although Adjusted EBITDA excludes the impact of depreciation and amortization, the assets being depreciated and amortized may have to be replaced in the future and thus the cost of replacing assets or acquiring new assets, which will affect operating results over time, is not reflected; (b) Adjusted EBITDA does not reflect interest or certain other costs that we will continue to incur over time and will adversely affect profit or loss, which is the ultimate measure of financial performance and (c) other companies, including companies in the same industry, may calculate Adjusted EBITDA or similarly titled measures differently. Because of these and other limitations, Adjusted EBITDA should be considered alongside other IFRS-based financial performance measures, such as consolidated profit or loss for the period and other IFRS financial results.

Adjusted EBITDA is reconciled to profit or loss as follows:

Reconciliation of profit or loss	In EUR k
	For the three months ended Jun 30,		For the six months ended Jun 30,
	2014	2013	2014	2013
Adjusted EBITDA	55,954	51,693	105,969	96,963
Share of profit of joint venture	(82)	(14)	(165)	(98)
Restructuring expenses (1)	(718)	(4,346)	(1,321)	(5,475)
Consulting fees related to Group strategy (2)	(3,927)	(3,419)	(5,853)	(5,686)
Expenses related to capitalized emission rights		(905)		(2,559)
Other non-operating (3)	(5,461)	(242)	(5,461)	(411)
EBITDA	45,766	42,767	93,169	82,734
Depreciation, amortization and impairment of intangible assets and property, plant and equipment	(18,949)	(13,683)	(37,884)	(28,639)
Earnings before taxes and finance income/costs (operating result (EBIT))	26,817	29,084	55,285	54,095
Other finance income	2,558	7,071	2,999	8,655
Share of profit of joint ventures	82	14	165	98
Finance costs	(30,893)	(29,111)	(55,126)	(64,686)
Income taxes	(5,010)	(8,038)	(10,171)	(5,632)
Profit or loss for the period	(6,446)	(980)	(6,848)	(7,470)

(1)	Restructuring expenses include personnel-related costs and IT-related costs in particular in connection with the roll out of our global SAP platform.
(2)	Consulting fees related to the Group strategy include external consulting fees from establishing and implementing our operating, tax and organizational strategies.
(3)	Other non-operating includes an accrual of EUR 5,0 million for IPO-related costs.

Geographic information

Revenues	In EUR k
	For the three months ended Jun 30,		For the six months ended Jun 30,
	2014	2013	2014	2013
Germany	131,253	137,548	262,837	271,868
United States	99,845	97,012	191,727	190,198
South Korea	65,231	67,428	127,535	131,589
Brazil	24,087	24,740	47,342	48,298
South Africa	13,649	16,920	27,701	33,925
Other	5,613	4,710	10,564	11,080
Rest of Europe*	1,605	2,231	4,050	4,752
Total	341,283	350,589	671,756	691,710

*	Country of domicile of the group EUR nil

Goodwill, intangible assets, property, plant and equipment	In EUR k
	As at Jun 30,	As at Dec 31,
	2014	2013
Germany	160,529	171,630
Sweden	64,190	65,083
Italy	60,603	63,559
Poland	39,172	38,764
Rest of Europe	14,797	15,787
Subtotal Europe	339,291	354,823
United States	50,616	50,254
South Korea	65,490	63,267
South Africa	23,144	22,593
Brazil	17,468	16,301
Other	180	229
Total	496,189	507,467

Non-current assets for this purpose mainly consist of property, plant and equipment and intangible assets including goodwill.

4.	Other operating income, other operating expenses, financial result

Other operating income decreased by EUR 7,369k from EUR 9,851k for the six months ended June 30, 2013 to EUR 2,482k for the six months ended June 30, 2014 primarily due to a decrease in gains from foreign currency translation of EUR 5,429k and a decrease in gains from the valuation of derivatives of EUR 414k. The remaining decrease is related to reduced income from cost transfer to business partners and other miscellaneous income.

Other operating expenses decreased by EUR 6,729k from EUR 22,324k for the six months ended June 30, 2013 to EUR 15,595k for the six months ended June 30, 2014 primarily due to a decrease in losses from foreign currency translation of EUR 5,097k.

Financial result includes finance income, finance costs and share of profit or loss of joint ventures. Financial result decreased by EUR 3,971k from EUR 55,933k for the six months ended June 30, 2013 to EUR 51,962k for the six months ended June 30, 2014. This decrease is mainly due to reduced unrealized foreign currency losses related to our financing. Additionally our interest expense on our EUR and US dollar senior secured notes decreased by EUR 1,217k from EUR 27,529k for the six month ended June 30, 2013 to EUR 26,312k for the six month ended June 30, 2014. On May 5, 2014 Orion called for redemption of EUR 35,5 million in aggregate outstanding principal amount of Euro notes and USD 35,0 million in aggregate outstanding principal amount of Dollar notes at a price equal to 103% of the principal amount. The reduced interest expense of EUR 1,217k on our senior secured notes was offset by the one-time effect of these early repayment fees amounting to EUR 1,824k and an exceptional release of capitalized transaction costs of EUR 1,202k.

5.	Impairment

Goodwill

Goodwill is not amortized, but instead tested for impairment annually as at September 30, as well as whenever there are events or changes in circumstances (“triggering events”) which suggests that the carrying amount may not be recoverable.

The key assumptions used to determine the recoverable amount for the different groups of cash generating units were disclosed in the annual financial statements for the period ended December 31, 2013.

Goodwill acquired through business combinations has been allocated to the two groups of CGUs below, which are also operating and reportable segments for impairment testing:

•	Rubber

•	Specialties

Carrying amount of goodwill allocated to each of the groups of CGUs

•	Rubber EUR 27,547k

•	Specialties EUR 20,965k

As at June 30, 2014, management did not identify any indicators of impairment.

6.	Inventories

Inventories of EUR 423,213k were recognized as an expense for the six months ended June 30, 2014 (EUR 442,857k for the six months ended June 30, 2013).

7.	Financial assets and liabilities

Financial assets and liabilities at fair value through profit and loss

Financial assets and liabilities at fair value through profit or loss are those commodity future contracts that do not qualify for hedge accounting. The fair values of commodity derivatives are determined on the basis of the expected discounted cash flows from the instrument. The expected cash flows are calculated by applying the respective forward rates to the contractually specified payments.

Fair value hierarchy

The fair value of financial instruments recognized in the statement of financial position at their fair value is calculated using a three-level hierarchy on the basis of the lowest level input that is significant to the fair value measurement as a whole.

•	Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

The table below presents the allocation of the fair values to the hierarchy levels as at June 30, 2014 and December 31, 2013.

	In EUR k			In EUR k
	As at Jun 30,			As at Dec 31,
	2014			2013
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets measured at fair value
Receivables from derivatives		208			453
Financial liabilities measured at fair value
Liabilities from derivatives		2,592			4,081
Liabilities for which fair values are disclosed:
Euro and US Dollar-denominated senior secured notes		526,547			604,472
Liabilities to shareholders		287,187			286,110

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly foreign exchange forward contracts and commodity forward contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying commodity. All derivative contracts are fully cash collateralized, thereby eliminating both counterparty and the Group’s own non-performance risk. As at June 30, 2014, the marked-to-market value of derivative asset positions is net of a credit valuation adjustment attributable to derivative counterparty default risk.

The fair value of our senior secured notes and the liabilities to shareholders is estimated by discounting future cash flows using rates currently available for debt on similar terms, credit risk and remaining maturities and checked against institutional quotations. On May 5, 2014 Orion redeemed 10% of the original aggregate principal amount of the senior secured notes. The note holders have been notified that Orion calls for redemption EUR 35,5 million in aggregate outstanding principal amount of Euro notes and USD 35,0 million in aggregate outstanding principal amount of Dollar notes at a price equal to 103% of the principal amount plus accrued interest as at May 5, 2014, as provided for in the senior secured notes indenture.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.

During the six months period ended June 30, 2014, there were no transfers between Level 1 and Level 2 fair value measurements, and no transfers into and out of Level 2 fair value measurements.

The receivables from derivatives of EUR 208k as at 30 June 2014 (EUR 453k as at 31 December 2013), are presented in other current financial assets.

The liabilities from derivatives of EUR 2,592k as at 30 June 2014 are presented in non-current financial liabilities (EUR 2,021k) and other current financial liabilities (EUR 571k).

The liabilities from derivatives of EUR 4,081k as at 31 December 2013 are presented in non-current financial liabilities (EUR 3,448k) and other current financial liabilities (EUR 633k).

8. Deferred and current taxes

	In EUR k			In EUR k
	As at Jun 30,			As at Dec 31,
	2014			2013
	Total	Thereof current	Thereof non- current	Total	Thereof current	Thereof non-current
Deferred tax assets	47,656	14,748	32,908	43,105	—	43,105
Income tax receivables	12,020	12,020	—	11,938	11,938	—
Deferred tax liabilities	42,880	273	42,607	43,797	85	43,712
Income tax liability	11,789	11,789	—	5,969	5,969	—

The development of deferred tax assets and liabilities relates to changes in temporary differences and tax loss carry forwards.

Income tax receivables increased slightly due to prepayments made for the current year.

Income tax liabilities increased due to the expenses accrued for the current year.

The effective tax rate for the six months ended 30 June, 2014 of 306.1% deviated from the expected group rate of 30% primarily due to losses and deductible temporary differences recognized in Portugal, Sweden, Germany, South Africa and Brazil. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities as well as financing activities in Germany further affected the rate negatively. Partially offsetting these unfavorable impacts were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences relate to other non-deductible business expenses, foreign tax rate differentials and prior year taxes.

The negative effective tax rate for the six months ended 30 June, 2013 of (306.1%) deviated from the expected group rate of 30% primarily due to losses and deductible temporary differences recognized in Portugal, Sweden, Germany, South Africa and Brazil. In addition, non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, non-deductible foreign exchange expense in Korea and non-deductible interest expenses in Poland and Italy further affected the rate negatively. Offsetting these unfavorable impacts were tax rate changes. The remaining differences relate to tax free income and prior year taxes.

9. Contingent liabilities and other financial obligations

To safeguard the supply of raw materials, contractual purchase commitments under long-term supply agreements for raw materials, especially oil and gas, are in place with the following maturities:

Maturity	In EUR k
	As at Jun 30,	As at Dec 31,
	2014	2013
Less than one year	212,188	205,687
1 to 5 years	395,500	407,737
More than 5 years	259,968	227,883
Total	867,656	841,307

EPA Action

During 2008 and 2009, the U.S. Environmental Protection Agency (“EPA”) contacted all U.S. carbon black producers as part of an industry-wide EPA initiative, requesting extensive and comprehensive information under Section 114 of the U.S. Clean Air Act, to determine, for each facility, that either: (i) the facility has been in compliance with the Clean Air Act; (ii) violations have occurred and enforcement litigation may be undertaken; or (iii) violations have occurred and a settlement of an enforcement case is appropriate. In response to information requests received by the Company’s U.S. facilities, the Company furnished information to the EPA on each of its U.S. facilities. The Company’s Belpre (Ohio) facility was an initial subject of these investigations and received notices from the EPA in 2010 alleging violations of permitting requirements under the Clean Air Act. In October 2012, the Company received a corresponding notice and finding of violation (an “NOV”) under Section 113(a) of the Clean Air Act alleging the failure to obtain PSD permits prior to making major modifications at several units of the Company’s Ivanhoe (Louisiana) facility and to include BACT in the Title V permit. In January 2013 the Company also received an NOV issued by the EPA for its facility in Borger (Texas) alleging the failure to obtain PSD and Title V permits reflecting BACT during the years 1996 to 2008, and a similar NOV by the EPA was issued for the Company’s U.S. facility in Orange (Texas) in February 2013.

In November 2013, Orion began discussions with the EPA and the U.S. Department of Justice (“DOJ”) about a potential settlement to resolve the NOVs. These discussions are currently ongoing. Any settlement may involve the imposition of civil penalties, an obligation to perform certain environmental mitigation projects, and an obligation to install certain air emissions controls at one or more facilities. The Company received information from the EPA in November 2013 specifying certain target emission reduction levels, pollution controls and other terms the EPA demands in a settlement, and the Company has responded by providing the EPA with a counterproposal. Going forward, further settlement proposals may be exchanged and further meetings with the EPA on these matters may occur.

The EPA action could result in civil penalties, mitigation and significant capital expenditures in connection with air emissions at the Company’s U.S. facilities. If the Company and the EPA/DOJ fail to reach a settlement agreement, the EPA/DOJ could bring a lawsuit against the Company. Orion would have defenses to EPA/DOJ`s allegations.

While the Company is currently unable to determine the amount of civil penalties, mitigation and capital expenditures resulting from a settlement with or an enforcement of claims by the EPA, the Company notes that Cabot Corporation, a competitor, announced in November 2013 that it entered into a settlement with the EPA/DOJ that requires Cabot Corporation to pay a $975,000 civil penalty to the EPA and fund $450,000 in environmental mitigation projects. Cabot Corporation stated that it is also installing certain technology controls as part the settlement that it estimates will produce capital costs of approximately $85 million. Given that, among other things, Cabot Corporation operates fewer facilities in the U.S. than Orion does, the aggregate amount to be incurred by Orion in case of a settlement with or an enforcement of claims by the EPA/DOJ could be significantly higher. As of May 2014, none of the Company’s other domestic competitors have announced settlements with the government.

Orion’s agreement with Evonik in connection with the Acquisition provides for a partial indemnity from Evonik against various exposures, including fines and costs arising in connection with Clean Air Act violations that occurred prior to July 29, 2011. The indemnity provides for a recovery from Evonik of a share of the costs (including fines), expenses (including reasonable attorney’s fees, but excluding costs for maintenance and control in the ordinary course of business and any internal cost of monitoring the remedy), liabilities, damages and losses suffered and is subject to various contractual provisions including provisions set forth in the Share Purchase Agreement with Evonik, such as a de minimis clause, a basket, overall caps (which apply to all covered exposures and all covered environmental exposures, in the aggregate), damage mitigation and cooperating requirements, as well as a statute of limitations provision. Due to the cost-sharing and cap provisions in Evonik’s indemnity, the Company expects that a substantial portion of the costs it would incur in this enforcement initiative could exceed the scope of the indemnity, perhaps in the tens of millions of Euro. In addition Evonik has signaled that it may likely defend itself against claims under the indemnity; while the Company intends to enforce its rights vigorously, there is no assurance that the Company will be able to recover as it expects or at all.

The Company also notes that the installation of pollution control technologies at its U.S. plants in response to the EPA action would increase the ongoing operating costs of those plants. The Company may not be able to pass the cost increases on to its customers.

This enforcement action could have a material adverse effect on the Company’s operating results and cash flows for the particular period in which it incurs the related costs or liabilities. While capital expenditures made in response to the EPA action would be capitalized and amortized over time, civil penalties and the funding costs associated with environmental mitigation projects would reduce the Company’s results of operations in the reporting periods in which the costs are incurred or provided for.

Korean Tax Audit

In connection with a tax audit of our South Korean operations for 2011, the South Korean tax authorities have questioned the valuation assigned to our acquisition of those operations from Evonik in 2011 among other matters, and have asked us to establish why the valuation was not at a significantly higher level. A higher valuation would result in a higher capital gains tax due to the authorities, which we would be obligated to pay over as withholding agent on behalf of Evonik. The higher valuation could also result in additional corporate income tax payable by the Company. We are in the ongoing process of responding to the inquiry to defend the valuation used in the Acquisition. However, were the authorities to prevail at the level they have initially asserted, the additional tax liability could be significant, perhaps reaching an amount in the range of €40 million (for the withholding and somewhat larger corporate income tax portions combined).

We intend to defend the valuation used in the Acquisition and other issues vigorously. We would also expect to seek reimbursement from Evonik for some or all of the tax we may be obligated to pay. Nevertheless, the outcome of this tax audit and its potential impact on the Company are uncertain and could have a material adverse effect on our net profit or loss and on our cash flow in any period in which the liability is incurred or paid. While we are not currently in a position to conclude that a material loss resulting from the tax audit is probable, we believe such an outcome is reasonably possible. The ongoing tax audit could also result in additional assessments for 2011, as well as for subsequent years, or a higher effective tax rate on our South Korean operations in the future.

Korean Labor Negotiations

The Company is finalizing negotiations with Korean labor unions in connection with a recent Korean Supreme Court decision in December 2013 pursuant to which recurring fixed bonus payments to Korean employees in certain circumstances constitute ordinary wages. The impact of this decision on Korean companies will depend on a variety of factors, including, in particular the labor unions with which they deal, the history of their negotiations with those unions and the course of their negotiations going forward, as well as their financial situation, business plans and industry position. The Company has evaluated the potential financial effect of this decision and the current status of negotiations on its business and believes currently that the envisaged settlement is unlikely to have a material effect on the Company’s results of operations or cash flows in future periods.

10. Related parties

Related parties as of June 30, 2014 are LuxCo1 and a co-investor as shareholders of Orion shareholders of LuxCo1 and the co-investor and the sister companies of Orion in the groups of these direct and indirect shareholders and joint ventures of Orion that are accounted for using the equity method.

For the six months ended June 30, 2014 equivalent effective interest expense of EUR 15,800k was recognized on the Preferred Equity Certificates (“B PECs”). For the six months ended June 30, 2013 EUR equivalent interest expense of EUR 16,654k was recognized.

On February 3, 2014, a cash payment of accrued yield for the period August 1, 2013 to January 31, 2014 of EUR 14,954k was made.

Orion receives advisory services from certain entities of the principal shareholders under a consulting and support agreement. On June 30, 2014, an amount of EUR 1,569k was recognized in profit or loss for the six months period. An amount of EUR 1,655k was recognized in the prior year comparative period.

11. Events after the reporting period

Initial public offering

On July 30, 2014, the Company completed the initial public offering of 19.5 million of its common shares at a price to the public of USD 18.00 per share (the “IPO”). The common shares were sold by Luxco1, the majority shareholder in the Company. The Company has not received any proceeds from the sale of common shares in the IPO. On July 28, 2014, the Company changed its legal form and became a Luxembourg joint stock corporation (société anonyme or S.A.) and changed its name to “Orion Engineered Carbons S.A.” There are 59,635,126 common shares outstanding post IPO.

Refinancing and equity contribution

Concurrently with the IPO, the Company entered into a refinancing of its indebtedness. Orion entered into a new EUR-equivalent 665 million credit facility term loan, which provides for an additional EUR 115 million revolving credit facility. The proceeds from the new term loan were used to redeem the total outstanding principal amount and all accrued interest of the US-Dollar and Euro Senior Secured Notes as well as early redemption fees. An amount of approximately EUR 309.4 million and USD 304.1 million was paid into escrow on July 25, 2014. Orion also discharged its B PECs (shareholder loan) in full (including all accrued yield to the discharge date) by paying USD 110 million in cash to LuxCo 1. The remaining amount of B PECS after this payment (USD 285.9 million) was contributed to Luxco1 in the form of 15.9 million new shares (assigned a nominal value of 1 EUR each) and the remainder was treated as an equity contribution in the amount of EUR 196.4 million.

Luxembourg, September 2, 2014

Orion Engineered Carbons S.à r.l., Luxembourg

Jack Clem	Charles Herlinger
Managing Director	Managing Director

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our results of operations and financial condition during the three months ended June 30, 2014 and 2013 and should be read in conjunction with our publicly available prospectus related to our initial public offering of common shares of Orion Engineered Carbons S.A. which have been approved for listing on the New York Stock Exchange (the “NYSE”) under the symbol “OEC”.

We believe that certain factors as disclosed in our prospectus have had, and will continue to have, a material effect on our results of operations and financial condition. Those factors as disclosed under “Key Factors Affecting Our Results of Operations” in our prospectus have not changed materially subsequent to our initial public offering and the date of the prospectus.

As many of the factors described in our prospectus are beyond our control and certain of these factors have historically been volatile, past performance will not necessarily be indicative of future performance and it is difficult to predict future performance with any degree of certainty. In addition, important factors that could cause our actual results of operations or financial conditions to differ materially from those expressed or implied below, include, but are not limited to, factors indicated in the prospectus under “Risk Factors” and “Note Regarding Forward-Looking Statements.”

Revenue

Revenue decreased by €9.3 million, or 2.7%, from €350.6 million (€101.7 million in our Specialty Carbon Black segment and €248.9 million in our Rubber Carbon Black segment) in the second quarter of 2013 to €341.3 million (€103.6 million in our Specialty Carbon Black segment and €237.7 million in our Rubber Carbon Black segment) in the second quarter of 2014. Sales volume increased by 2.0% in the second quarter of 2014 compared to the second quarter of 2013. This increase in sales volume contributed an increase of revenue of 2.0%, or €6.9 million, in the second quarter of 2014 compared to the second quarter of 2013. The volume related increase of revenue was offset by mainly negative impacts to revenue resulting from changes in foreign currency exchange rates.

Revenue decreased by €19.9 million, or 2.9%, from €691.7 million (€199.6 million in our Specialty Carbon Black segment and €492.1 million in our Rubber Carbon Black segment) in first half year 2013 to €671.8 million (€205.6 million in our Specialty Carbon Black segment and €466.2 million in our Rubber Carbon Black segment) in first half year of 2014.

Sales volume increased comprises 5.0 kmt from 250.9 kmt (50.4 kmt in our Specialty Carbon Black Segment and 200.5 kmt in our Rubber Carbon Black segment) in the second quarter of 2013 to 255.9 kmt (52.5 kmt in our Specialty Carbon Black segment and 203.4 kmt in our Rubber Carbon Black segment) in the second quarter of 2014, reflecting overall increased sales volumes in both the Specialty and Rubber Carbon Black segments in the Americas.

Sales volume increased by 12.0 kmt, or 2.4%, from 493.2 kmt (95.6 kmt in our Specialty Carbon Black segment and 397.6 kmt in our Rubber Carbon Black segment) in first half year of 2013 to 505.2 kmt (103.4 kmt in our Specialty Carbon Black segment and 401.8 kmt in our Rubber Carbon Black segment) in first half year of 2014. Sales volume of our Specialty Carbon Black segment mainly increased in the Americas and to a lower extend in South Korea in the first half year 2014 compared to prior first half year. Rubber Carbon Black volumes increased as well in the Americas and South Korea which was offset by lower demand in South Africa and Europe in this first half year compared to prior first half year.

Cost of Sales and Gross Profit

Cost of sales decreased by €13.5 million, or 4.9%, from €275.1 million (€68.0 million in our Specialty Carbon Black segment and €207.1 million in our Rubber Carbon Black segment) in the second quarter of 2013 to €261.6 million (€67.7 million in our Specialty Carbon Black segment and €193.9 million in our Rubber Carbon Black segment) in the second quarter of 2014. This decrease is in line with lower revenue in the second quarter of 2014 compared to the prior year’s second quarter due to decreased carbon black oil prices. Additionally, fixed costs of sales in our Rubber Carbon Black segment were reduced following the closure of our Sines (Portugal) plant and efficiency improvements associated with our capital investment program. In the second quarter of 2013, we expensed €0.9 million of emission rights that were part of the business combination. In 2013, all emission rights acquired on the Acquisition date (July 29, 2011) were used. As no new emission rights are going to be capitalized, no costs have to be incurred as long as the usage does not exceed the emission rights granted to the Company.

Cost of sales decreased by €25.5 million, or 4.7%, from €546.6 (€134.0 million in our Specialty Carbon Black segment and €412.6 million in our Rubber Carbon Black segment) in first half year 2013 to €521.1 million (€137.4 million in our Specialty Carbon Black segment and €383.7 million in our Specialty Carbon Black segment) in first half year 2014. Despite the volume increase the reduction is related to lower carbon black oil prices as well as fixed cost savings due to the Portugal closure and impacts of emission rights effecting first half year 2013 only.

Gross profit increased by €4.2 million, or 5.6%, from €75.5 million (€33.7 million in our Specialty Carbon Black segment and €41.8 million in our Rubber Carbon Black segment) in the second quarter of 2013 to €79.7 million (€35.9 million in our Specialty Carbon Black segment and €43.8 million in our Rubber Carbon Black segment) in the second quarter of 2014 despite an increase in depreciation and amortization of €5.3 million resulting from increased capital investments late in 2013. This increase in gross profit was mainly driven by higher sales volume, which contributed an increase of 3.5%, or €2.5 million in gross profit.

Due to before mentioned impacts gross profit increased by €5.5 million, or 3.8%, from €145.1 million (€65.6 million in our Specialty Carbon Black segment and €79.5 million in our Rubber Carbon Black segment) in first half year of 2013 to €150.6 million (€68.2 million in our Specialty Carbon Black segment and €82.4 million in our Rubber Carbon Black segment) in first half year of 2014.

Selling Expenses

Sales and marketing expenses increased by €2.0 million from €24.0 million in the second quarter of 2013 to €26.0 million in the second quarter of 2014. This increase was primarily due to higher sales volume and investments in additional sales personnel to increase market penetration in our Specialty Carbon Black segment in the second quarter of 2014 compared to the second quarter of 2013 as well as specific allowances for certain customer receivables.

First half year selling expenses increased by €2.7 million form €47.7 million in 2013 to €50.4 million in 2014 associated with higher sales volumes and increased sales personnel in our Specialty Carbon Black business.

Research and Development Costs

Research and applied technology expenses increased by €1.2 million from €2.0 million in the second quarter of 2013 to €3.2 million in the second quarter of 2014. This change does not represent a substantive change in our research and applied technology efforts, but rather the timing of expenditures for individual development programs.

Research and applied technology expenses for the first half year 2014 amounted to €6.1 million and is €0.7 million higher than in the first half year of 2013.

General Administrative Expenses

General administrative expenses increased by €1.5 million from €12.0 million in the second quarter of 2013 to €13.5 million in the second quarter of 2014.

General and administrative expenses remained on comparable level for the first half year 2014 amounting to €25.8 million after €25.5 million in first half year of 2013.

Other Operating Income and Expenses

Other operating income and expenses, net increased by €1.7 million from €(8.5) million in the second quarter of 2013 to €(10.2) million in the second quarter of 2014, mainly as a result of accrued expenses and consulting fees of €7.5m relating to the IPO accounted for in the second quarter of 2014.

First half year other operating income and expenses, net increased by €0.6 million from €(12.5) million in 2013 to €(13.1) million in first half year 2014 mainly as a result of accrued expenses related to the IPO in 2014 offsetting cut-back of other adjustment items occurred in 2013.

Operating Result (EBIT)

Operating result decreased by €2.3 million, or 7.9%, from €29.1 million in second quarter of 2013 to €26.8 million in second quarter of 2014, reflecting all the factors described above.

Operating result increased by €1.2 million, or 2.2%, from €54.1 million in first half year 2013 to €55.3 million in first half year 2014 demonstrating a strong performance in first half year 2014 covering even the one-time impact related to our accrued IPO costs.

Finance Costs, Net

Finance costs, net increased by €6.3 million, or 28.6%, from €22.0 million in the second quarter of 2013 to €28.3 million in the second quarter of 2014. Finance costs, net included interest expense on our Senior Secured Notes financing of €13.8 million in the second quarter of 2013 and €12.8 million in the second quarter of 2014, interest expense on the PECs of €8.3 million in the second quarter of 2013 and €8.0 million in the second quarter of 2014, arrangement fees for the Revolving Credit Facility in an amount of €0.6 million in the second quarter of 2013 and €0.5 million in the second quarter of 2014 and the regular amortization of capitalized transaction costs in an amount of €1.0 million in the second quarter of 2013 and €1.0 million in the second quarter of 2014. Exchange rate gains, net amounted to €1.7 million in the second quarter of 2013 whereas in the second quarter of 2014 exchange rate losses amounted to €3.1 million. In addition, the impacts related to foreign exchange rate differences, the increase of finance cost net is mainly driven by early redemption fees of €1.8 million in connection with the 10% redemption of our Senior Secured Notes in May 2014 as well as an extraordinary write-off of capitalized transactions costs associated to the Senior Secured Notes amounting to €1.2 million.

Finance cost, net decreased by €3.9 million, or 7.0%, from €56.0 million in first half year of 2013 to €52.1 million in first half year 2014 driven by higher foreign exchanges losses in first half year 2013.

Share of Profit or Loss of joint venture

Share of profit or loss of joint venture represents the dividend received from our German JV and amounted to less than €0.1 million in the second quarter of 2013 as well as in the second quarter of 2014. First half year 2014 remained as well on comparable level as first half year 2013.

Financial Result

Financial result is comprised of finance income, finance costs and share of profit or loss of joint ventures and increased by €6.3 million, or 28.6%, from €22.0 million in the second quarter of 2013 to €28.3 million in the second quarter of 2014 respectively decreased from €55.9 million in first half year 2013 to €52.0 million in first half year 2014 reflecting the factors discussed above.

Profit or Loss for the Period Before Income Taxes

Loss before income taxes for the second quarter of 2014 amounted to €1.4 million after a profit in second quarter of 2013 of €7.1 million, reflecting all the factors described above especially the one time effects related to accrued expenses in connection with our IPO.

In first half year 2014 we have recorded a profit before income taxes of €3.3 million after a loss before income taxes of €1.8 million in the first half year of 2013 reflecting all the factors as described above.

Income Taxes

Income taxes amounted to less than €0.1 million in the second quarter of 2014 and were €8.0 million in second quarter of 2013 reflecting the loss and profit in these periods, respectively. The effective tax rate for the six months ended 30 June, 2014 of 306,1% deviated from the expected group rate of 30% primarily due to losses and deductible temporary differences recognized in Portugal, Sweden, Germany, South Africa and Brazil. Non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities as well as financing activities in Germany further affected the rate negatively. Partially offsetting these unfavorable impacts were benefits from tax exempt income due to domestic production activities in the United States and ACE deduction in Italy. The remaining differences related to other non-deductible business expenses, foreign tax rate differentials and prior year taxes. The negative effective tax rate for the six months ended 30 June, 2013 of (306,1%) deviated from the expected group rate of 30% primarily due to losses and deductible temporary differences recognized in Portugal, Sweden, Germany, South Africa and Brazil. In addition, non-deductible interest expenses due to local trade tax adjustments for the Group’s German entities, non-deductible foreign exchange expense in Korea and non-deductible interest expenses in Poland and Italy further affected the rate negatively. Offsetting these unfavorable impacts were tax rate changes. The remaining differences related to tax free income and prior year taxes.

Income taxes increased by €4.5 million to €10.2 million in first half year 2014 after €5.6 million in first half year 2013 reflecting the increase of profit before income taxes in first half year 2014 as well as impacts as described above.

Profit or Loss for the Period

Loss decreased by €5.4 million from €1.0 million in the second quarter of 2013 to €6.4 million in the second quarter of 2014, reflecting the effects of the items discussed above.

Loss for the period decreased slightly by €0.7 million for the first half year 2014 amounting to €6.8 million after a loss for the first half year of 2013 amounting to €7.5 million.

Contribution Margin and Contribution Margin per Metric Ton (Non-IFRS Financial Measures)

Contribution margin increased by €5.5 million, or 5.3%, from €103.5 million in the second quarter of 2013 to €109.0 million in the second quarter of 2014, mainly due to relatively higher sales volume in the Specialty Carbon Black segment in the first quarter of 2014 compared to the first quarter of 2013.

Total contribution margin for the first half year 2014 increased by €8.2 million, or 4.0%, and amounted to €210.1 after €201.9 million in the first half year of 2013. The total contribution margin in EUR/MT amounted to 416 EUR for the first half year 2014 and 409EUR for first half year of 2013 mainly as a result of strong performance of our Specialty Carbon Black business.

Adjusted EBITDA (Non-IFRS Financial Measure)

Adjusted EBITDA amounted to €51.7 million in the second quarter of 2013 and increased by 8.2% to €56.0 million in the first quarter of 2014, reflecting the higher sales volume and related increase of contribution margin and gross profit.

Adjusted EBITDA increased by €9.0 million, or 9.3%, from €97.0 million in first half year 2013 to €106.0 million in first half year 2014 reflecting the higher sales volumes and increase of contribution margin in 2014 compared to the same period of 2013.

Specialty Carbon Black

Revenue of the Specialty Carbon Black segment increased by €1.9 million, or 1.9%, from €101.7 million in the second quarter of 2013 to €103.6 million in the second quarter of 2014, as a result of increased sales volume.

Sales volume of the Specialty Carbon Black segment increased by 2.1 kmt, or 4.2%, from 50.4 kmt in the second quarter of 2013 to 52.5 kmt in the second quarter of 2014, reflecting increased demand in the Americas.

Gross profit of the Specialty Carbon Black segment increased by €2.2 million, or 6.5%, from €33.7 million in the second quarter of 2013 to €35.9 million in the second quarter of 2014, in line with the higher sales volume despite an increase in depreciation and amortization in 2014.

Adjusted EBITDA of the Specialty Carbon Black segment increased by €1.0 million, or 3.9%, from €25.8 million in the second quarter of 2013 to €26.8 million in the second quarter of 2014 due to stronger gross margins primarily in Europe, offset by investments in technical sales and marketing.

Revenue of the Specialty Carbon Black segment increased by €6.0 million, or 3.0%, from €199.6 million in the first half year of 2013 to €205.6 million in the first half year of 2014, as a result of increased sales volume especially in the Americas.

Sales volume of the Specialty Carbon Black segment increased by 7.8 kmt, or 8.2%, from 95.6 kmt in the first half year of 2013 to 103.4 kmt in the first half year of 2014, reflecting increased demand in the Americas.

Gross profit of the Specialty Carbon Black segment increased by €2.6 million, or 3.9%, from €65.6 million in first half year of 2013 to €68.2 million in first half year of 2014, in line with the higher sales volume despite an increase in depreciation and amortization in 2014.

Adjusted EBITDA of the Specialty Carbon Black segment increased by €3.0 million, or 6.1%, from €49.5 million in the first half year of 2013 to €52.5 million in the first half year of 2014 due to stronger gross margins in Europe and reduced fixed costs.

Rubber Carbon Black

Revenue of the Rubber Carbon Black segment decreased by €11.2 million, or 4.5%, from €248.9 million in the second quarter of 2013 to €237.7 million in the second quarter of 2014 due to decreased carbon black oil prices.

Sales volume of the Rubber Carbon Black segment improved slightly increasing by 2.9 kmt, or 1.4%, from 200.5 kmt in the second quarter of 2013 to 203.4 kmt in the second quarter of 2014.

Gross profit of the Rubber Carbon Black increased by €2.1 million, or 4.8%, from €41.8 million in the second quarter of 2013 to €43.9 million in the second quarter of 2014 despite an increase in depreciation and amortization, primarily as a result of fixed cost savings from the closure of our Sines (Portugal) plant and improved manufacturing efficiencies associated with both headcount savings and our capital investment program, which also provided cost and yield improvement in the use of carbon black oil feedstocks.

Adjusted EBITDA of the Rubber Carbon Black segment increased by €3.2 million, or 12.6%, from €25.9 million in the second quarter of 2013 to €29.1 million in the second quarter of 2014, reflecting the development of gross profit, without the impact of depreciation and amortization.

Revenue of the Rubber Carbon Black segment decreased by €25.9 million, or 5.3%, from €492.1 million in the first half year of 2013 to €466.2 million in the first half year of 2014 due to decreased carbon black oil prices.

Sales volume of the Rubber Carbon Black segment improved slightly increasing by 4.2 kmt, or 1.1%, from 397.6 kmt in the first half year of 2013 to 401.8 kmt in the first half year of 2014.

Gross profit of the Rubber Carbon Black increased by €2.9 million, or 3.7%, from €79.5 million in the first half year of 2013 to €82.4 million in the first half year of 2014 despite an increase in depreciation and amortization, primarily as a result of fixed cost savings from the closure of our Sines (Portugal) plant and improved manufacturing efficiencies associated with both headcount savings and our capital investment program, which also provided cost and yield improvement in the use of carbon black oil feedstocks.

Adjusted EBITDA of the Rubber Carbon Black segment increased by €6.0 million, or 12.7%, from €47.4 million in the first half year of 2013 to €53.4 million in the first half year of 2014, reflecting the development of gross profit, excluding depreciation and amortization.

	Three months ended June 30,
	2014	2013
	in million EUR	in million EUR
Cash flows from (used in) operating activities	19.7	52.2
Cash flows from (used in) investing activities	(11.9)	(19.0)
Cash flows from (used in) financing activities	(52.2)	(35.9)

Cash and cash equivalents at the end of the period	42.8	44.4

	Six months ended June 30,
	2014	2013
	in million EUR	in million EUR
Cash flows from (used in) operating activities	53.9	73.1
Cash flows from (used in) investing activities	(20.0)	(38.5)
Cash flows from (used in) financing activities	(62.3)	(63.2)

Cash and cash equivalents at the end of the period	42.8	44.4

Second Quarter of 2014 Cash Flows

Cash inflows from operating activities in the second quarter of 2014 amounted to €19.7 million and consisted of a consolidated loss for the period of €6.4 million, adjustments of €20.5 million, primarily for noncash items (of which €18.9 million were depreciation and amortization), cash outflow from Net Working Capital of €22.0 and the exclusion of net financing costs of €28.3 million.

Cash outflows from investing activities in the second quarter of 2014 amounted to €11.9 million and related to further expansion and improvement projects.

Cash outflows for financing activities represented our interest payments of €29.3 million as well as a voluntary 10% redemption of original outstanding principals of Senior Secured Notes €61.1 million. Our short term borrowings increased in second quarter 2014 by €38.2 million.

Second Quarter of 2013 Cash Flows

Cash inflows from operating activities in the second quarter of 2013 amounted to €52.2 million and consisted of a consolidated loss for the period of €1.0 million, adjustments of €18.8 million, primarily for noncash items (mostly depreciation and amortization), cash inflow from Net Working Capital of €25.1 million, the exclusion of net financing costs of €22.0 million and cash outflow from taxes paid of €6.2 million.

Cash outflows from investing activities in the first quarter of 2013 amounted to €19.0 million and included investments in our Korean production line as well as in our new global SAP platform.

Cash outflows from financing activities was composed of interest paid on our senior secured notes of €27.9 million and by repayment of short term borrowings amounting to €8.0 million.

First half year of 2014 Cash Flows

Cash inflows from operating activities in the first half year of 2014 amounted to €53.9 million and consisted of a consolidated loss for the period of €6.8 million, adjustments of €40.6 million, primarily for noncash items (of which €37.9 million were depreciation and amortization), cash outflow from Net Working Capital of €29.7 and the exclusion of net financing costs of €52.1 million.

Cash outflows from investing activities in the first half year of 2014 amounted to €19.6 million and related to further expansion and improvement projects.

Cash outflows for financing activities represented our interest payments of €45.4 million as well as a voluntary 10% redemption of original outstanding principals of Senior Secured Notes €61.1 million. Our short term borrowings increased in second quarter 2014 by €44.0 million and taxes paid of €10.4 million.

First half year of 2013 Cash Flows

Cash inflows from operating activities in the first half year of 2013 amounted to €73.1 million and consisted of a consolidated loss for the period of €7.5 million, adjustments of €32.5 million, primarily for noncash items (mostly depreciation and amortization), cash inflow from Net Working Capital of €15.8 million, the exclusion of net financing costs of €56.0 million and cash outflow from taxes paid of €16.2 million.

Cash outflows from investing activities in the first half year of 2013 amounted to €38.5 million and included investments in our Korean production line as well as in our new global SAP platform.

Cash outflows from financing activities was composed of interest paid on our senior secured notes and on our shareholder loan of €71.2 million and by drawing of short term borrowings amounting to €8.5 million.

Net Working Capital (Non-IFRS Financial Measure)

We define Net Working Capital as the total of inventories and current trade receivables, less trade payables. Net Working Capital is a non-IFRS financial measure, and other companies may use a similarly titled financial measure that is calculated differently from the way we calculate Net Working Capital. The following tables set forth the principal components of our Net Working Capital as of the dates indicated.

	As of
	June 30, 2014	March 31, 2014
	in million EUR	in million EUR
Inventories	142.9	128.9
Trade receivables	228.0	208.4
Trade payables	(115.4)	(107.8)

Net Working Capital	255.5	229.5

	As of
	June 30, 2014	December 31, 2013
	in million EUR	in million EUR
Inventories	142.9	123.2
Trade receivables	228.0	197.6
Trade payables	(115.4)	(99.5)

Net Working Capital	255.5	221.3

Our Net Working Capital position can vary significantly from month to month, mainly due to fluctuations in oil prices and receipts of carbon black oil shipments. In general, increases in the cost of raw materials lead to an increase in our Net Working Capital requirements, as our inventories and trade receivables increase as a result of higher carbon black oil prices and related sales levels. These increases are partially offset by related increases in trade payables. Due to the quantity of carbon black oil that we typically keep in stock, such increases in Net Working Capital occur gradually over a period of two to three months. Conversely, decreases in the cost of raw materials lead to a decrease in our Net Working Capital requirements over the same period of time. Based on 2013 Net Working Capital requirements, we estimate that a $10 per barrel movement in the Brent crude oil price correlates to a movement in our Net Working Capital of approximately €20.0 million within about a two to three month period. In times of relatively stable oil prices, the effects on our Net Working Capital levels are less significant and Net Working Capital swings increase in an environment of high price volatility. As of June 30, 2014, Net Working Capital increased to €255.5 million, reflecting in part a change in the mix of customer payment terms.

Capital Expenditures (Non-IFRS Financial Measure)

We define Capital Expenditures as Cash paid for the acquisition of intangible assets and property, plant and equipment as shown in the consolidated financial statements.

Capital Expenditures in the second quarter of 2014 amounted to €11.9 million and €19.6 million year to date respectively and were mainly composed of expenditures for performance improvement projects in the United States and in Germany and maintenance projects in our remaining plants. We plan to finance our Capital Expenditures with cash generated by our operating activities.